 PROMISSORY NOTE

$[1,000,000.00]

March 15, 2007

Belgium, Wisconsin

For Value Received, VDx, Inc., a corporation organized under the laws of Wisconsin (“VDX”), hereby unconditionally promises to pay to the order of Kevin Sallstrom (“Lender”), in lawful money of the United States of America and in immediately available funds, the principal sum of One Million Dollars($1,000,000) (the “Note”), together with accrued and unpaid interest thereon, payable on the dates and in the manner set forth below.

Repayment. The outstanding principal amount and all accrued but unpaid interest on this Note shall be due and payable at 5:00 p.m. CST on August 14, 2010 (the “Maturity Date”), or such earlier date as determined according to Section 5 hereof.

Payments.  Borrower promises to pay the principal amount of $27,778 per month and a preferred interest of $15,000 monthly of this Note starting 150 days from the date of this Note for a term of 36 months.

Place of Payment.  All amounts payable hereunder shall be payable to Lender at the address it specifies to Borrower in writing.

Application of Payments.  All payments on this Note shall be first applied to accrued interest.

Security. Unpaid principal amount shall be secured by Borrower’s Contract to Sell his fire retardant business for 4 million dollars to an unrelated party.

Default.  Borrower’s failure to pay timely any of the principal amount due under this Note on the date the becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within ten (10) calendar days after written receipt of notice of failure to pay shall constitute a default under this Note.  If a default is not cured within ten (10) days of the receipt of notice of failure to pay, all unpaid principal, accrued interest and other amounts owing thereunder shall, at the option of Lender, be immediately collectible by Lender pursuant to applicable law.

Extensions. Upon mutual agreement, the repayment date may be extended by 90 days to November 14, 2010  with interest accrued at the same rate.

Waiver.  Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.  The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the fullest extent permitted by law.

Attorney’s Fees.   In the event of default by the Borrower in the payment of principal and interest due on this Note, Lender shall be entitled to receive and Borrower agrees to pay all costs of collection incurred by Lender, including, without limitation, reasonable attorney’s fees for consultation and litigation (including costs of discovery, trial and appeals).

Governing Law.  This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Wisconsin, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

Successors and Assigns.  The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

Amendment and Waiver. This Note may only be amended with the written consent of Borrower and Lender. The obligations of Borrower and the rights of Lender under this Agreement may only be waived with the written consent of Lender.

In Witness Whereof, the Borrower has executed this Note as of the date first written above.

BORROWER

VDx, Inc.

By: Monte Tobin

President

94884 v1/BD

217_01!.DOC